Newcourt Acquisition Corp

2201 Broadway, Suite 705

Oakland, CA 94612

VIA EDGAR

September 29, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	Newcourt Acquisition Corp Amendment Nos. 3 and 4 to Registration Statement on Form S-1 Filed September 14, 2021 Filed September 20, 2021

File No. 333-254328

Dear Ms. Gorman:

Newcourt Acquisition Corp, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 27, 2021, regarding Amendment Nos. 3 and 4 to the Company’s Registration Statement on Form S-1 submitted to the Commission on September 14, 2021, and September 20, 2021, respectively (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Amendment No. 5 to Registration Statement on Form S-1 with the Commission through EDGAR.

Amendment No. 3 to Registration Statement on Form S-1

General

1.	We note the disclosure on pages 19-20 regarding the expressions of interest to purchase up to 7.5% of the units to be sold in this offering. We also note that they may purchase more than this amount. If there is a maximum amount that may be purchased, please clearly disclose. If not, clearly disclose and disclose the impact such purchases may have upon liquidity.

In response to the Staff’s comment, we have revised the disclosure to further clarify that 9.99% of the units offered in this offering is the maximum aggregate amount that the representative has expressed an interest in purchasing.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attn: Stacie Gorman

Re: Newcourt Acquisition Corp

September 29, 2021

Amendment No. 4 to the Registration Statement on Form S-1

Exhibits

Exhibit 5.1, page 1

2.	Please have counsel revise the legality opinion to reconcile the number of units being registered and the fractional warrant that is included in the unit with the most recently amended registration statement

In response to the Staff’s comment, Cayman counsel has revised the legality opinion to reconcile the number of units being registered (23,000,000 units) and the fractional warrant (one-half of one warrant). We are re-filing Exhibit 5.1 with Amendment No. 5 to the Registration Statement.

We thank the Staff for its review of the foregoing and Amendment No. 5 to the Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 521-4234.

Sincerely,

/s/ Marc Balkin
Marc Balkin Chief Executive Officer
Newcourt Acquisition Corp

cc:

Ari Edelman, Esq.

Lynwood Reinhardt, Esq.

Reed Smith LLP